Exhibit (a)(136)

November 20, 2004

Dear PeopleSoft Customer:

As you may know, Oracle’s unsolicited tender offer expired at midnight, Friday, November 19. Since then, PeopleSoft’s Board of Directors has met to consider the results and to discuss the extensive conversations it and PeopleSoft’s management team have had with a number of stockholders over the past week.

Although Oracle has announced more than 50 percent of PeopleSoft’s outstanding shares were tendered, the Board determined that the results do not change its previous conclusion — that Oracle’s latest offer is inadequate. The Board believes that PeopleSoft is worth substantially more than $24 per share.

The Board is confident that our long-term business plan creates superior value for customers and stockholders, and believes that a majority of our stockholders agree that the offer does not reflect PeopleSoft’s real value. This majority is comprised of stockholders who did not tender their shares, as well as stockholders who tendered but told us they believe PeopleSoft is worth more than $24 per share. It’s also important to note that Oracle has not — and cannot — purchase any of the tendered shares at this time, and that stockholders who tendered their shares can withdraw their shares at any time. We are confident that in the time leading to our 2005 Annual Meeting we will demonstrate PeopleSoft’s superior value to our stockholders.

Here is what Private Capital Management (PCM), one of PeopleSoft’s largest stockholders, has to say:

“PCM has significant concerns as to whether the revised offer fully reflects the value PeopleSoft shareholders may realize over the intermediate term from PeopleSoft’s continued operation as an independent company.”

- Schedule 14D-9, filed with the
Securities and Exchange Commission, November 15, 2004

It is important to remember that the tender results do not mean Oracle will be able to acquire PeopleSoft. Oracle cannot purchase the tendered shares unless our Board has removed the PeopleSoft shareholder rights plan. This plan, often called a “poison pill,” is designed to protect shareholders by preventing an unsolicited buyer from purchasing a significant percentage of PeopleSoft’s shares without the Board’s approval.

Still, we expect Oracle will try to use the majority tender to support its lawsuit challenging the shareholder rights plan in the Delaware Chancery Court. We believe we have presented a strong case to the Court, with compelling evidence that PeopleSoft’s shareholder rights plan is essential to our efforts to protect and enhance shareholder value.

The Board also believes it is likely that Oracle will commence a proxy contest in an attempt to replace the four members of our seven-person Board who are up for reelection at our 2005 Annual Meeting. We are confident that our stockholders will be supportive of PeopleSoft. Despite the court challenge and the threat of a proxy contest, the Board will continue to act in the best interest of stockholders. It is PeopleSoft’s belief that the best way to do that is to continue to help ensure our customers’ success.

PeopleSoft is a strong and vibrant company thanks to the dedication of our customers. Your ongoing support is invaluable as we continue to focus on the future. We are committed to keeping you informed as events unfold.

Sincerely,

Phil Wilmington
Co-President

Forward-Looking Statements

This letter may contain forward-looking statements that state PeopleSoft’s intentions, beliefs, expectations, or predictions for the future. Forward-looking statements often include use of the future tense, words such as “will,” “intends,” “anticipates,” expects,” and similar conditional or forward-looking words and phrases. You are cautioned that these statements are only predictions and may differ materially from actual future events or results. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them. Forward-looking statements in this letter include those relating to PeopleSoft’s anticipated future prospects, actions and performance, the lawsuit in the Delaware Chancery Court and the anticipated proxy contest. Forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include, but are not limited to: the costs and disruption to PeopleSoft’s business arising from the Oracle tender offer and related litigation; the Company’s ability to successfully complete the integration of J.D. Edwards into PeopleSoft and to achieve anticipated synergies; economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenue from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in PeopleSoft’s most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q, each as filed with the SEC and available without charge at www.sec.gov and www.peoplesoft.com.

Important Additional Information

PeopleSoft’s Board of Directors will be soliciting proxies for use at the 2005 Annual Meeting of Stockholders, and any adjournment or postponement thereof, to vote in favor of a slate of directors to be nominated by the Board of Directors and to vote on any other matters that properly come before the 2005 Annual Meeting. Promptly after filing its definitive proxy statement for the 2005 Annual Meeting with the SEC, PeopleSoft will mail the 2005 Proxy Statement and a WHITE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting.

PeopleSoft has engaged Innisfree M&A Incorporated to assist it in soliciting proxies from its stockholders. PeopleSoft has agreed to pay customary compensation to Innisfree M&A Incorporated for such services and to indemnify Innisfree M&A Incorporated and certain related persons against certain liabilities relating to or arising out of the engagement. Certain representatives of Citigroup Global Markets Inc. and Goldman, Sachs & Co., financial advisors to PeopleSoft, and directors, officers and employees of PeopleSoft may solicit proxies for the 2005 Annual Meeting, although no additional compensation will be paid in connection with any such solicitation.

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle’s tender offer that contains information regarding the potential interests of members of the Board of Directors and members of management in the tender offer. Information regarding securities ownership by certain members of the Board of Directors and certain members of management as of February 10, 2004 is contained in PeopleSoft’s definitive proxy statement for the 2004 Annual Meeting of Stockholders, dated February 20, 2004. PeopleSoft stockholders should read the Schedule 14D-9 and the 2005 Proxy Statement when it is filed with the SEC (including any amendments to such documents) because these documents contain (or will contain) important information. The 2005 Proxy Statement (when filed), the 2004 Proxy Statement, the Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC’s website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Permission to use or reproduce the third-party statements excerpted above has neither been sought nor obtained from the authors of publishers thereof.